 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

May 06, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: May 06, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

6 May 2010

Smith & Nephew plc

Resolutions Passed at Annual General Meeting

Smith & Nephew plc announces the results of the voting by poll on the resolutions put to its Annual General Meeting held today.

Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For/Discretion (Number of votes)	Against (Number of votes)	Abstentions (Number of votes)

1. To adopt the report and accounts	606,837,963	68.28	604,280,760	2,557,203	4,332,020

2. To approve the remuneration report	602,146,323	67.76	587,452,330	14,693,993	9,031,813

3. To confirm the interim dividends	609,007,062	68.53	608,992,673	14,389	2,171,074

4. To re-elect Mr. Adrian Hennah	608,917,979	68.52	599,027,181	9,890,798	2,260,162

5. To re-elect Mr. Ian E. Barlow	609,254,909	68.56	605,566,337	3,688,572	1,923,227

6. To re-elect Prof. Geneviève B. Berger	609,306,722	68.56	607,999,611	1,307,111	1,871,414

7. To re-elect Mr. Richard De Schutter	602,472,598	67.79	594,251,084	8,221,514	8,705,543

8. To re-elect Dr. Rolf W.H. Stomberg	608,841,751	68.51	602,704,585	6,137,166	2,336,390

9. To reappoint the auditors	605,050,827	68.08	583,692,079	21,358,748	6,127,314

10. To authorise the directors to determine the remuneration of the auditors	608,775,774	68.50	599,730,273	9,045,501	2,402,362

11. To renew the directors' authority to allot shares	607,287,479	68.33	494,705,352	112,582,127	3,890,662

Special resolutions

12. To approve the Smith & Nephew Global Share Plan 2010	608,685,746	68.49	597,753,558	10,932,188	2,485,724

13. To adopt new articles of association	607,118,317	68.32	605,502,569	1,615,748	4,053,158

14. Renew the directors' authority for disapplication of pre-emption rights	607,323,194	68.34	577,225,265	30,097,929	3,848,281

15. To renew the directors' limited authority to make market purchases of the Company's own shares	608,999,134	68.53	607,414,906	1,584,228	2,179,002

16. To authorise general meetings to be held on 14 days' notice	608,034,097	68.42	570,382,636	37,651,461	3,144,044

The number of ordinary shares in issue on 4 May 2010 at 6pm (excluding shares held in Treasury) was 888,702,175.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Susan Henderson
Company Secretary